2801 Buford Highway, Suite 520
Atlanta, Georgia 30329
Phone: 404.321.2140
Fax: 404.321.5483

VIA EDGAR

March 31, 2008

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Marine Products Corporation
Form 10-K for the Fiscal Year ended December 31, 2007
Filed March 4, 2008
File No. 001-16263

Your comment letter dated March 17, 2008

Dear Ms. Cvrkel:

This letter provides the Company’s responses to your comments about the above referenced filing.  In an effort to facilitate the Staff’s review, we have repeated each of the comments prior to setting forth the Company’s response thereto in the same order that they appeared in your letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page 36

1.
Please revise your consolidated statements of cash flows in future filings to provide separate disclosure of cash flows from sales and maturities of marketable securities available for sale.  Refer to the guidance outlined in paragraph 18 of SFAS No. 115.

RESPONSE

In future filings the Company’s consolidated statements of cash flows will provide separate disclosure of cash flows from sales of marketable securities available for sale and cash flows from maturities of marketable securities available for sale.

Division of Corporation Finance
Securities and Exchange Commission
March 31, 2008

Notes to the Consolidated Financial Statements

General

2.
We note from your disclosure on page 15 that the Company’s Chairman of the Board, and his brother, who is also a director of the Company, and certain companies under their control, control in excess of 50% of the Company’s voting power. In this regard, please revise your notes to the consolidated financial statements to disclose the nature and existence of this control relationship. Refer to the requirements of paragraph 4 of SFAS No. 57.

RESPONSE

In future filings, the Company will provide the following additional disclosure:

A group that includes the Company’s Chairman of the Board, R. Randall Rollins and his brother Gary W. Rollins, who is also a director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company’s voting power.

Note 1: Significant Accounting Policies, page 37

- Warranty Costs, page 40

3.
We note that you recognized “Changes to warranty provision for prior years” in the amount of $239,000 and $1,985,000 during fiscals 2007 and 2006, respectively.  We note that you indicate in MD&A on page 24 that the increase in fiscal 2006 was related to adjustments based on a review of recent claims experience to reflect the change in estimated costs per claim, due primarily to higher labor rates and parts costs. Please explain to us in greater detail the nature and underlying reason(s) for the significant increase during fiscal 2006 of the warranty provision related to prior years and why such factors were not considered as part of the original estimate. Your response should address why you believe it is appropriate to account for the changes to provisions for prior years as a change in accounting estimate rather than as an error in the financial statements. Please note that changes in accounting estimates result from new information where as an error in previously issued financial statements results from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statement were prepared. We may have further comment upon receipt of your response.

RESPONSE

The 2006 change in the warranty provision related to prior years of $1,985,000 was recorded as a change in accounting estimate because it resulted from new information.  This change in the warranty provision was not treated as an error in previously issued financial statements because it did not result from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.

Division of Corporation Finance
Securities and Exchange Commission
March 31, 2008

It is important to note that depending upon dealer inventory turns, sales from dealer inventory to retail customers typically occur several months after our sale of the boat to the dealer.  Warranty claims generally arise after the boat is sold to the retail customer for up to one to two years for specified components and within approximately three years for structural defects.  Accordingly, there is an extended time delay between the Company recording the sales and estimated warranty provision, and the warranty claim being reported to the dealer by the retail customer and the eventual receipt of the claim by the Company.  Factors used in estimating the Company’s warranty provision include, among other variables, warranty terms in effect, the Company’s decisions about enforcement of those terms and qualification of claim types over time, defects in parts and materials, the volume and mix of boat sales, and the ultimate cost of labor and parts at the time warranty work is expected to be completed.

Two factors resulted in the 2006 change in the warranty provision related to prior years; (1) the decline in industry sales and profitability for manufacturers and dealers and, (2) the continuing higher cost of worldwide commodity prices impacting our component costs, and therefore, warranty replacement parts.

During 2005, industry unit sales began to decline impacting the profitability of both manufacturers and dealers.  We believe this had an impact on the frequency and size of warranty claims processed by dealers because warranty work was viewed as an additional source of revenues.  To remain competitive during the decline in industry sales and respond to the negative impact on warranty claims experience, the Company considered various business alternatives to control our warranty claims while improving dealer and customer satisfaction.  As a result, we developed incentive programs providing dealers the opportunity to qualify for higher tiered warranty-related labor rates if, among other things, they achieved specified future customer service levels.  The number of dealers expected to qualify for this incentive and the related cost impact were considered in 2005 when estimating both the current period warranty provision and the change in the warranty provision related to prior years.  However, in 2006 the timing of dealers qualifying for increased labor rates and their level of achievement was higher than expected.  This was confirmed through review of the claims received in 2006.  The incentive program was highly successful in that improved customer satisfaction was achieved, but it resulted in a higher than expected warranty claims cost related to labor.  Therefore, we recognized the additional estimated cost of these higher labor rates during 2006.

Historically, prices for commodities critical to our business, such as steel and petroleum, have been cyclical and based on domestic levels of demand.  Commodity prices were increasing in 2005.  With the slowdown in domestic consumer discretionary spending which was also impacting our industry and other recreational product industries, we expected a corresponding decline in commodity prices that are critical to the cost of our components and warranty replacement parts.  In 2006, however, with continued strong economic growth from other world economies, notably China and India, we expected the costs to remain at these higher levels, and accordingly, the Company recognized this additional estimated cost of warranty replacement costs during 2006.

Division of Corporation Finance
Securities and Exchange Commission
March 31, 2008

In summary, during 2006 the warranty provision related to prior years (noted as a percentage of net sales) was recorded to reflect a new estimate of approximately 2.0% for 2004 and 2.0% for 2005 compared to initial estimates recorded of approximately 1.7% in 2004 and 1.6% in 2005.

Please note that the Company considered this new information regarding higher warranty cost trends together with its quality initiatives in estimating the warranty provision as a percentage of net sales occurring in 2006 of 1.8% and in 2007 of 1.9%.

4.
Notwithstanding the above, please explain why you believe you are still able to make reliable estimates in light of the significant increase in the warranty provisions for prior years made during fiscal 2006.

RESPONSE

As part of the Company’s focus on quality, the Company regularly reviews warranty claims data and other related information.  We use this information to make business decisions about improvements in our manufacturing process, management of its warranty claims and related payments, and to make management judgments about accounting for warranty.  We believe the knowledge obtained from these reviews provides a solid basis for making reasonable estimates of the cost of future warranty claims.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Ben M. Palmer
Ben M. Palmer

cc:           Ms. Jean Yu